Contact:	Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Reports Loss

On Depressed Sales

ST. LOUIS, September 28, 2012 – Allied Healthcare Products, Inc., (NASDAQ: AHPI) reported a loss for the fourth quarter and fiscal year on sales depressed by the lingering effects of recession and uncertainty about future healthcare legislation.

Net loss for the fourth quarter ending June 30 was $156,000, or negative 2 cents per share, compared to net income of almost $115,000, or 1 cent per share, for the previous year. Sales for the quarter fell from about $12.1 million to about $10.7 million, or about 11.6 percent, from the previous year.

For the fiscal year, Allied’s net loss was $424,000, or a negative 5 cents per share, compared to net income of $204,000, or 3 cents per share, for the previous year. Sales for the year declined from about $46.8 million to $43.4 million, or about 7.3 percent.

The one market that registered an increase for Allied was international sales. Boosted by increases mostly from Central and South America, international sales increased about 5.5 percent to about $9.6 million during the fiscal year.

Allied incurred higher than expected costs for new products in 2012. “Capital expenditures of about $1.5 million supported new product development efforts,” said Earl Refsland, Allied Healthcare Products president and chief executive officer. “We should see positive sales results within the next two quarters from investment in our new CO2 absorbent Litholyme® product.”

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied product lines include respiratory care products, medical gas equipment and emergency medical products. Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical product dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

	Three months ended,		Twelve months ended,
	June 30,		June 30,
	2012	2011	2012	2011

Net sales	$10,666,797	$12,101,826	$43,445,621	$46,783,436
Cost of sales	8,171,756	9,068,116	33,484,512	35,780,657
Gross profit	2,495,041	3,033,710	9,961,109	11,002,779

Selling, general and administrative expenses	2,727,227	2,813,753	10,610,858	10,593,869
Income (loss) from operations	(232,186)	219,957	(649,749)	408,910

Interest income	(5,384)	(9,041)	(27,368)	(32,733)
Interest expense	-	-	336	66
Other, net	11,183	10,219	47,629	78,150
	5,799	1,178	20,597	45,483

Income (loss) before provision for (benefit from) income taxes	(237,985)	218,779	(670,346)	363,427

Provision for (benefit from) income taxes	(81,623)	104,053	(245,920)	159,019
Net income (loss)	$(156,362)	$114,726	$(424,426)	$204,408

Net income (loss) per share - Basic	$(0.02)	$0.01	$(0.05)	$0.03

Net income (loss) per share - Diluted	$(0.02)	$0.01	$(0.05)	$0.03

Weighted average common shares outstanding - Basic	8,124,386	8,124,386	8,124,386	8,107,313

Weighted average common shares outstanding - Diluted	8,124,386	8,136,743	8,124,386	8,124,957

ALLIED HEALTHCARE PRODUCTS, INC.

BALANCE SHEET

(UNAUDITED)

	June 30, 2012	June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$5,284,543	$6,512,887
Accounts receivable, net of allowances of $300,000	4,843,593	5,366,860
Inventories, net	10,001,226	10,553,289
Income tax receivable	46,042	95,578
Other current assets	400,677	213,745
Total current assets	20,576,081	22,742,359

Property, plant and equipment, net	9,603,556	8,660,507
Other assets, net	1,167,432	362,480
Total assets	$31,347,069	$31,765,346

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,797,144	$1,644,910
Other accrued liabilities	1,855,579	1,645,552
Deferred income taxes	802,961	512,572
Deferred revenue	114,700	688,200
Total current liabilities	4,570,384	4,491,234

Deferred revenue	-	114,700

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,427,878 shares issued at June 30, 2012 and June 30, 2011; 8,124,386 shares outstanding at June 30, 2012 and June 30, 2011	104,279	104,279
Additional paid-in capital	48,540,802	48,499,103
Accumulated deficit	(1,136,968)	(712,542)
Less treasury stock, at cost; 2,303,492 shares at June 30, 2012 and 2011	(20,731,428)	(20,731,428)
Total stockholders' equity	26,776,685	27,159,412
Total liabilities and stockholders' equity	$31,347,069	$31,765,346